BC FORM 51-102F3

MATERIAL CHANGE REPORT

1.           Name and Address of Company

The full name and address of the principal office in Canada of the Company is:

Yukon-Nevada Gold Corp.
490 – 688 West Hastings Street
Vancouver, B.C. V6B 1P1

2.           Date of Material Change

The date of the material change is April 30, 2010.

3.           News Release:

The date and method(s) of dissemination of the News Release issued under section 7.1 of National Instrument 51-102 is/are as follows:

Date of Issuance:                               April 28, 2010

The news release was disseminated via SEDAR to the securities commissions in British Columbia, Alberta and Ontario, to the Toronto Stock Exchange and via wire by CNW.

4.           Summary of Material Change

Yukon-Nevada Gold Corp. announces Flow-Through Private Placement.

5.           Full Description of Material Change

Yukon-Nevada Gold Corp. (the "Company") announces that the Company has negotiated a brokered private placement for gross proceeds of up to $10,010,000 with Byron Capital Markets (the “Agent”) in which the Agent will use its best efforts to sell up to 36,400,000 flow-through common shares (“FT Shares”) at $0.275 per FT Share in the capital stock of the Company.

Yukon-Nevada Gold’s President and Chief Executive Officer, Robert Baldock, commented, “This will enable us to continue exploration at the Ketza River project in the Yukon.”

The Agent will receive a cash commission representing 7.5% of the gross proceeds of the sale of all but 6,550,000 (the “Excluded Shares”) of the FT Shares. The Company will also issue share purchase warrants to the Agent on closing (the “Agent’s Warrants”) entitling the Agent to purchase additional common shares equal in number to 2.5% of aggregate number of FT Shares sold, less the Excluded Shares. The Agent’s Warrants will entitle the Agent to purchase common shares at the price of $0.275 per common share for a period of 24 months following the closing.

In accordance with securities legislation currently in effect, the FT Shares will be subject to “hold period” of four months plus one day from the date of issuance of the aforesaid securities.

6.           Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

7.           Omitted Information

No significant facts remain confidential and no information has been omitted in this report.

8.           Executive Officer

The name and business telephone number of an executive officer of the Company who is knowledgeable about the material change and the Report or an officer through whom such executive officer may be contacted is as follows:

Name:	Robert F. Baldock, President and CEO
Bus. Tel:	(604) 688-9427

9.           Date of Report

Dated at Vancouver, BC this 4th day of May, 2010.

“Robert F. Baldock”
Robert F. Baldock, President and CEO